UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On April 23, 2015, AerCap Holdings N.V. (“AerCap”), its wholly owned subsidiary, International Lease Finance Corporation (“ILFC”), and American International Group, Inc. (“AIG”) entered into a settlement agreement and release (the "Settlement Agreement") with Air Lease Corporation (“ALC”), certain of ALC's executive officers and employees and Leonard Green Partners, L.P. and certain of its affiliates to settle the litigation among the parties described in Note 28 to AerCap’s Consolidated Fianancial Statements contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

Pursuant to the terms of the Settlement Agreement, (i) all claims and counterclaims asserted in the litigation will be dismissed with prejudice, (ii) each of the parties to the litigation will receive full releases of all claims and counterclaims asserted in the litigation, and (iii) ALC will pay AIG the sum of $36 million no later than June 30, 2015, and an additional sum of $36 million no later than September 30, 2015.  The parties to the Settlement Agreement agreed that settlement was intended solely as a compromise of disputed claims, and that no party admits any wrongdoing or liability with respect to any matter alleged in the litigation.

Neither AerCap nor ILFC will make or receive any payments pursuant to the Settlement Agreement.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-177659 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
		Name:	Aengus Kelly
		Title:	Authorized Signatory
Date: April 23, 2015

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